February 16, 2007

Mail Stop 4561

Jason Bishara
Executive Chairman
SLM Holdings, Inc.
100 East Jefryn Blvd., Suite K
Deer Park, NY 11729

> **Re:** **SLM Holdings, Inc.**
> **Amendment number 1 to Form 10-SB**
> **Filed January 25, 2007**
> **File No. 0-52338**

Dear Mr. Bishara:

We have reviewed the following comments on your amendment.

Part I, page 3
Item 1. Description of Business, page 3

1. Please see prior comment 1 of our letter dated January 5, 2007. We reissue this comment in part. Please explain to the basis for SLM's position that Southwest was a "public company under current SEC rules because of the number of shareholders of the Company and certain other requirements which Southwest had met." As previously noted, we believe that Southwest was a non-public shell at the time of your reverse acquisition. Please disclose the material terms of the reverse acquisition, including the parties involved, the cost (i.e., $100,000) and any other material terms. Finally, please file executed agreements regarding the reverse acquisition rather than "form of" agreements.

2. Please see prior comment 4 of our letter dated January 5, 2007. Please provide us with supplemental support for all of the awards won by SLM Auto-Dialer Software.

3. Please see prior comment 6 of our letter dated January 5, 2007. We note your disclosure that you are not dependent on any particular customer or customers as well as your later disclosure regarding four customers that exceeded 10% of your revenue for the nine-month period ended September 30, 2006. Please clarify your dependence upon these customers and disclose the material terms of any agreements associated with these entities. As it appears that you are substantially dependent upon these customers, please file any agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-B.

Item 2. Management's Discussion and Analysis, page 24
Acquisition Strategy, page 26

4. Please see prior comment 12 of our letter dated January 5, 2007. Please clarify the last few sentences of this section.

Item 3. Description of Property, page 36

5. Your disclosure indicates that SLM has a corporate apartment for its executives. Please advise of the consideration given to including disclosure of this apartment under "Other Compensation" in your Summary Compensation Table.

Part II
Item 4. Recent Sales of Unregistered Securities, page 42

6. In the disclosure herein, you state that the late Mr. Cohen exercised his option to purchase 5,000,000 shares of common stock on November 5, 2005 but, on page 40, you state that he exercised that option on November 1, 2006. Please revise or advise as applicable.

Please contact Hugh Fuller, the examiner on your filing, at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Arthur S. Marcus
        Gersten Savage LLP
        600 Lexington Avenue, 9th Floor
        New York, NY 10022
        Facsimile no. (212) 980-5192